UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Invitel Holdings A/S

(Name of Subject Company (Issuer))

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.

HUNGARIAN TELECOM LP

MID EUROPA FUND III LP

MID EUROPA III GP LP

MID EUROPA III MANAGEMENT LIMITED

(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE

(Title of Class of Securities)

K49769 100

(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

46186X106

(CUSIP Number of Class of Securities)

Jacques Du Preez

MID EUROPA PARTNERS LLP

161 Brompton Road

London SW3 1EX

United Kingdom

Telephone: +44 (0) 20 7886 3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

George Karafotias

Shearman & Sterling LLP

Broadgate West

9 Appold Street

London EC2A 2AP

United Kingdom

Telephone: +44 (0) 20 7655 5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,239,030	$1,073.54

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and all outstanding American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror (as defined below), at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash without any interest thereon and less any applicable withholding taxes. As of December 4, 2009, there were 16,725,733 Invitel Shares, including Invitel Shares represented by Invitel ADSs, issued and outstanding, of which 12,450,393 Invitel Shares are owned by the Offeror. As a result, this calculation assumes the purchase of 4,275,340 Invitel Shares and/or Invitel ADSs.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom and, together with the Fund, GP LP and Management Limited, the “Mid Europa Entities”) and (v) Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands (the “Offeror”). The Offeror and the Mid Europa Entities are directly or indirectly advised by Mid Europa Partners Limited. Management Limited is the sole general partner of GP LP and Hungarian Telecom. GP LP is the sole general partner of the Fund. Hungarian Telecom is a wholly owned subsidiary of the Fund. The Offeror is a wholly owned subsidiary of Hungarian Telecom.

This Schedule TO relates to the Offeror’s offer to purchase (the “Offer”) any and all of the outstanding ordinary shares, par value €0.01 per share (“Invitel Shares”), and any and all of the American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror, at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 9. Certain Information Concerning Invitel,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Price Range of the Invitel Shares and Invitel ADSs; Dividends,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer—Section 10. Certain Information Concerning the Offeror and the Mid Europa Entities” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror, Management Limited, and Certain Controlling Persons,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 10. Certain Information Concerning the Offeror and the Mid Europa Entities,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 10. Certain Information Concerning the Offeror and the Mid Europa Entities” and in “Schedule A—Information Concerning Directors and Executive Officers of the Offeror, Management Limited, and Certain Controlling Persons,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 6. Effects of the Offer,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Invitel Shares and Invitel ADSs,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Invitel Shares and Invitel ADSs,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Danish Tax Consequences,” “The Offer—Section 6. Certain United States Federal Income Tax Consequences,” “The Offer—Section 7. Tax Consequences in Other Countries” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares” and “Special Factors—Section 11. Related Party Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Invitel After the Offer,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Conduct of Invitel’s Business if the Offer Is Not Completed,” “Special Factors—Section 10. The Invitel Refinancing,” “The Offer—Section 9. Certain Information Concerning Invitel” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer—Section 11. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 16. Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The financial statements of the Offeror and the Mid Europa Entities are not material to the Offer.

(b) The pro forma financial statements of the Offeror and the Mid Europa Entities are not material to the Offer.

Item 11.	Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 11. Related Party Transactions,” which is incorporated herein by reference.

(a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 15. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(i)	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Acceptance for Invitel Shares.

(a)(1)(vii)	Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(d)(1)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 8. Price Range of the Invitel Shares and Invitel ADSs; Dividends” and “The Offer—Section 12. Dividends and Distributions,” which is incorporated herein by reference.

(e) Not applicable.

(f) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares” and “The Offer—Section 9. Certain Information Concerning Invitel” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(c) None.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 8. Appraisal Rights; Rule 13e-3” and in “Schedule C—Relevant Provisions of the Danish Public Companies Act,” which is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares” and “Special Factors—Section 11. Related Party Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Invitel After the Offer” and “Special Factors—Section 6. Effects of the Offer,” which is incorporated herein by reference.

(c)(6) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Invitel After the Offer,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Appraisal Rights; Rule 13e-3,” “The Offer—Section 5. Danish Tax Consequences,” “The Offer—Section 6. Certain United States Federal Income Tax Consequences,” “The Offer—Section 7. Tax Consequences in Other Countries” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and Invitel ADSs; NYSE Amex Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of the Mid Europa Entities Regarding Fairness of the Offer,” “Special Factors—Section 5. Invitel Financial Projections” and “The Offer—Section 9. Certain Information Concerning Invitel,” which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) through (c) Not applicable.

Item 10.	Source and Amount of Funds or Other Consideration.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Source and Amount of Funds” and “The Offer—Section 16. Fees and Expenses,” which is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 3. Position of Invitel Regarding Fairness of the Offer,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 13.	Financial Statements.

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Section 9. Certain Information Concerning Invitel” is incorporated herein by reference. In addition, Invitel’s audited financial statements for Invitel’s 2007 and 2008 fiscal years set forth in Invitel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Invitel 2008 20-F”), which are set forth on the F- pages of the 20-F, are incorporated herein by reference. In addition, Invitel’s unaudited balance sheets, comparative year-to-date income statements and related earnings per share data and statements of cash flows for the nine months ended September 30, 2009 set forth in Invitel’s Interim Report on Form 6-K dated November 30, 2009, for the period ended September, 2009 (the “Invitel 6-K”) are also incorporated herein by reference. The Invitel 2008 20-F and the Invitel 6-K are accessible to view or copy at the SEC’s Public Reference room at 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.

(b) The pro forma financial statements of Invitel are not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) None.

Item 16.	Exhibits.

(c) None.

(f) Relevant Provisions of the Danish Public Companies Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2009

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.

acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Acceptance for Invitel Shares.

(a)(1)(vii)	Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(f)	Relevant Provisions of the Danish Public Companies Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.